Exhibit 99.1

EXECUTION VERSION

CREDIT SUISSE

(the Company)

AND

THE BANK OF NEW YORK,

(the Trustee)

FIRST SUPPLEMENTAL INDENTURE

dated as of May 6, 2008

Supplemental to the Senior Indenture,
dated as of March 29, 2007

FIRST SUPPLEMENTAL INDENTURE, dated as of May 6, 2008 (this “First Supplemental Indenture”), between CREDIT SUISSE, a corporation established under the laws of, and duly licensed as a bank in, Switzerland (the “Company”) and THE BANK OF NEW YORK, a New York banking corporation (the “Trustee”), to the Base Indenture (as defined below).

RECITALS OF THE COMPANY

WHEREAS, the Company and the Trustee have previously executed a senior indenture, dated as of March 29, 2007 (the “Base Indenture”);

WHEREAS, the Company has authorized the execution and delivery of this First Supplemental Indenture;

WHEREAS, pursuant to Section 9.01 of the Base Indenture, the Company desires to amend the Base Indenture to cure certain ambiguities in the Base Indenture and to make other changes that do not materially and adversely affect the rights of any Holder;

WHEREAS, at the request of the Trustee, the Company has furnished the Trustee with (i) an Opinion of Counsel complying with the requirements of Sections 9.05, 10.03 and 10.04 of the Base Indenture and to the effect that, among other things, this First Supplemental Indenture has been duly authorized, executed and delivered by the Company, and (ii) an Officers’ Certificate complying with the requirements of Sections 10.03 and 10.04 of the Base Indenture; and

WHEREAS, all conditions and requirements necessary to make this First Supplemental Indenture a valid agreement of the Company, in accordance with the terms of the Base Indenture, and a valid amendment of and supplement to the Base Indenture have been done.

NOW THEREFORE, in consideration of the premises and the future purchase and sale of the Securities pursuant to the Base Indenture from time to time on or after the date hereof, it is mutually covenanted and agreed, for the equal and proportionate benefit of all Holders of all series of Securities, that the Base Indenture is supplemented and amended, to the extent and for the purposes expressed herein, as follows:

1.             For all purposes of this First Supplemental Indenture, except as otherwise expressly provided or unless the context otherwise requires, capitalized terms not otherwise defined herein shall have the meanings set forth in the Base Indenture.

2.             With respect to Securities issued on or after the date hereof, the ninth paragraph of Section 2.07 of the Base Indenture is hereby amended and restated in its entirety as follows:

The Company may at any time and in its sole discretion determine that any Registered Global Securities of any series shall no longer be maintained in global form.

If an Event of Default has occurred with regard to any Securities and has not been cured or waived, a Holder of a Security may elect that its beneficial interest in the Registered Global Securities of that series no longer be maintained in global form.  In either such event and subject to the procedures of the Depositary, the Company will execute, and the Trustee, upon receipt of the Company’s order for the authentication and delivery of definitive Registered Securities of such series and tenor, will authenticate and make available for delivery, Registered Securities of such series and tenor in any authorized denominations, in an aggregate principal amount equal to the principal amount of such Registered Global Securities or beneficial interest, in exchange for such Registered Global Securities or beneficial interest.

3.             With respect to Securities issued on or after the date hereof, Section 2.14 of the Base Indenture is hereby amended and restated in its entirely as follows:

Section 2.14.          Series May Include Tranches.  A series of Securities may include one or more tranches (each a “tranche”) of Securities, including Securities issued in a Periodic Offering. The Securities of different tranches may have one or more different terms, but all the Securities within each such tranche shall have identical terms, provided that Securities within a tranche may have different authentication dates, public offering prices, initial interest accrual dates, and initial interest payment dates, if applicable.  Notwithstanding any other provision of this Indenture, with respect to Sections 2.02 (other than the fourth paragraph thereof) through 2.04, 2.07, 2.08, 2.10, 3.01 through 3.05, 4.02, 6.01 through 6.14, 8.01 through 8.05 and 9.02, if any series of Securities includes more than one tranche, all provisions of such sections applicable to any series of Securities shall be deemed equally applicable to each tranche of any series of Securities in the same manner as though originally designated a series unless otherwise provided with respect to such series or tranche pursuant to Section 2.03. In particular, and without limiting the scope of the next preceding sentence, any of the provisions of such sections which provide for or permit action to be taken with respect to a series of Securities shall also be deemed to provide for and permit such action to be taken instead only with respect to Securities of one or more tranches within that series (and such provisions shall be deemed satisfied thereby), even if no comparable action is taken with respect to Securities in the remaining tranches of that series.

4.             With respect to Securities issued on or after the date hereof, the Base Indenture is hereby amended by adding the following as Section 10.16:

Section 10.16.  Action through a Branch.  The Company may issue Securities under this Indenture through one or more of its branches.

5.             Counterparts.  This First Supplemental Indenture may be executed in any number of counterparts and all of said counterparts executed and delivered each as an original shall constitute but one and the same instrument.

6.             Trustee’s Duties, Responsibilities and Liabilities.  The recitals contained herein shall be taken as the statements of the Company, and the Trustee assumes no responsibility for the correctness of such statements.  The Trustee makes no representation as to the validity of this First Supplemental Indenture.  The Trustee assumes no duties, responsibilities or liabilities by reason of this First Supplemental Indenture other than as set forth in the Base Indenture, and this First Supplemental Indenture is executed and accepted by the Trustee subject to all the terms and conditions of its acceptance of the trust under the Base Indenture, as fully as if said terms and conditions were herein set forth at length.

7.             Ratification and Confirmation.  As amended and modified by this First Supplemental Indenture, the Base Indenture is in all respects ratified and confirmed and the Base Indenture and this First Supplemental Indenture shall be read, taken and construed as one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this First Supplemental Indenture to be duly executed as of the day and year first above written.

CREDIT SUISSE

By:	/s/ Peter Feeney
Name: Peter Feeney
Title: Authorized Person

By:	/s/ Sharon O’Connor
Name: Sharon O’Connor
Title: Authorized Person

THE BANK OF NEW YORK, as
Trustee

By:	/s/ Rafael E. Miranda
Name: Rafael E. Miranda
Title: Vice President